Exhibit 99.5

JBS ENDS 3Q23 WITH US$19 BILLION IN NET REVENUE AND NET PROFIT OF US$117 MILLION São Paulo, November 13, 2023 – JBS S.A - (B3: JBSS3; OTCQX: JBSAY), announces today its 3Q23 results. The comments made herein are in US dollars, in accordance with international accounting standards (IFRS), unless otherwise specified. 3Q23 HIGHLIGHTS (USD) Net Sales : US $ 18 . 7 bn ( - 0 . 6 % y/y) Adjusted EBITDA : US $ 1 . 1 bn ( - 39 . 0 % y/y) Adjusted EBITDA Margin : 5 . 9% ( - 3 . 7 p . p . y/y) Net profit : US $ 117 . 3 mn ( - 84 . 7 % y/y) OPERATIONAL AND FINANCIAL HIGHLIGHTS JBS BEEF NORTH AMERICA Net Sales : US $ 6 . 0 bn (+ 7 . 2 % y/y) Adjusted EBITDA : US $ 103 mn ( - 78 . 6 % y/y) EBITDA Margin : 1 . 7% ( - 6 . 9 p . p . y/y) JBS USA PORK Net Sales : US $ 2 . 0 bn ( - 4 . 6 % y/y) Adjusted EBITDA : US $ 209 mn (+ 9 . 9 % y/y) EBITDA Margin : 10 . 3% (+ 1 . 4 p . p . y/y) PPC Net Sales : US $ 4 . 4 bn ( - 2 . 4 % y/y) Adjusted EBITDA : US $ 450 mn ( - 20 . 1 % y/y) EBITDA Margin : 10 . 3% ( - 2 . 3 p . p . y/y) SEARA Net Sales : US $ 2 . 1 bn ( - 6 . 7 % y/y) Adjusted EBITDA : US $ 116 mn ( - 65 . 8 % y/y) EBITDA Margin : 5 . 5% ( - 9 . 6 p . p . y/y) JBS BRASIL Net Sales : US $ 3 . 0 bn ( - 4 . 4 % y/y) Adjusted EBITDA : US $ 99 mn ( - 36 . 9 % y/y) EBITDA Margin : 3 . 4% ( - 1 . 7 p . p . y/y) JBS AUSTRALIA Net Sales : US $ 1 . 6 bn ( - 5 . 3 % y/y) Adjusted EBITDA : US $ 136 mn (+ 44 . 9 % y/y . ) EBITDA Margin : 8 . 6% (+ 3 . 0 p . p . y/y) • In October, the industrial complex located in the city of Rolândia (PR) was inaugurated, which has a chicken breaded plant and a hot dog plant, the largest in these categories in Latin America . The new plants are the most automated at Seara , in Brazil, and amongst the most modern at JBS around the world and come with sustainability protocols, such as rainwater collection, use of electric vehicles for internal traffic, generation of solar energy, and the reuse of cellulose waste for fuel and/or composting, among other solutions ; • In September, following its liability management, JBS issued US $ 2 . 5 billion in Senior Notes, as follows : ( i ) US $ 1 . 6 billion with a coupon of 6 . 75 % and maturity in 2034 ; and (ii) US $ 900 million with a coupon of 7 . 25 % and maturing in 2053 . Additionally, in October, JBS issued R $ 1 . 7 billion in CRA (Agribusiness Receivables Certificates) . With the resources, JBS increased its average debt term to 12 years and repaid its short - term debts . JBS (JBSS3) Price on 11.13.2023 R$21.00 Market Cap on 11.13.2023 R$46.6 Billion Total Shares : 2,218,116,370 Shares IR Contacts Guilherme Cavalcanti Christiane Assis Pedro Bueno Felipe Brindo Vitor Figueira Amanda Harumi ri_ir@jbs.com.br CONSOLIDATED Earnings Release

The results in the third quarter of 2023 demonstrate that we are on a path of consistent recovery, as we have indicated in previous quarters . Thanks to the strength of our globally diversified platform across geographies and proteins, and the implementation of significant improvements in managing our operations in Brazil and the United States, we have nearly added 1 percentage point to our consolidated EBITDA margin compared to the second quarter of this year, reaching 5 . 92% . This evolution in our cash generation also reflects our commitment to the fundamentals of our debt policy . We continue to work toward restoring the profitability of two of our businesses that were performing below potential . In Seara , we have executed the majority of our previously identified adjustments . This should positively impact our results in the coming quarters . There's still room for improvement in results with the ramp up from the new facilities, which are not yet operating at full capacity . We are very optimistic about the prospects of this business . In our U . S . beef business, operational measures adopted since March this year in the commercial and industrial areas are helping us navigate through the lowest point of the cattle cycle . The margins of the operation are showing gradual recovery, even in a scenario of tighter spreads and reduced cattle supply, demonstrating our commitment to operational excellence . Our chicken and pork businesses are already benefiting from the reduction in grain prices, as seen in the results of Pilgrim’s and U . S . pork . The margins of our U . S . pork business have shown strong evolution, increasing from 1 . 5 % in the second quarter of 2023 to 9 . 4 % in the third quarter, also boosted by strong consumer demand . Similarly, our beef operations in Brazil and Australia are increasingly ready to capture the opportunities presented by more favorable cycles in both markets, and this movement is expected to intensify from the next quarter onward . As anticipated in a more challenging scenario during 2023 , our leverage reached 4 . 87 x in dollars . Nevertheless, reinforcing the strong cash generation capacity of our businesses, we have reduced our net debt by $ 600 million . This once again shows that we are prepared to face this period with confidence . We have extended the average term of our debt to 12 years, expanded liquidity, and reduced the cost of borrowing, reaffirming our commitment to financial discipline in reducing our debt . Beginning in this last quarter of 2023 , we will enter a structural process of deleveraging the company . Our long - term vision for JBS remains unchanged . We have a unique multi - geographic and multi - protein platform that makes us more resilient in the face of challenging scenarios associated with specific geographies or businesses . We will continue to focus on growth through diversification, innovation, value - added products and strong brands, as demonstrated by the opening of a facility in Paraná (Brazil) two weeks ago, a R $ 1 billion - investment . Dedicated to producing a wide range of breaded products and sausages, it is one of the most modern and sustainable JBS plants in the world . We continue working to unlock value for JBS with the dual listing of our shares in Brazil and the United States . We believe this is another way to generate even more value for all our shareholders, team members and society . Amidst the celebrations of our 70 th anniversary, we have updated our brand to commemorate this new era for JBS . It represents a celebration of our past, a reflection of our present, and a vision of our future, being shaped every day with innovation and socio - environmental responsibility, an ongoing focus on our culture and values, and the continuous pursuit of excellence and leadership in everything we do . This evolution of our brand is not just a simple change of logo or colors ; it demonstrates our determination to continue growing, innovating, positively impacting the regions where we operate, and generating value for all our stakeholders . MESSAGE FROM THE CEO Gilberto Tomazoni , CEO Global JBS 2

615 703 3Q22 3Q23 $702.9Mn CONSOLIDATED HIGHLIGHTS Note: graphs in millions . NET REVENUE ADJUSTED EBITDA 3Q22 3Q23 NET PROFIT FREE CASH FLOW 3 $117.3Mn $1.1Bn $18.7Bn 18,845 18,730 3Q22 3Q23 765 117 1,818 1,108 9.6% 5.9% 3Q22 3Q23

3Q23

CONSOLIDATED RESULTS

US$ Million	3Q23 US$	3Q23 % NR	2Q23 US$	2Q23 % NR	Δ% 3Q23 vs 2Q23	3Q22 US$	3Q22 % NR	Δ% 2Q23 vs 3Q22	LTM 3Q23 US$	LTM 3Q23 % NR
Net Revenue	**18,729.7**	***100.0%***	**18,052.1**	***100.0%***	**3.8%**	**18,845.5**	***100.0%***	**-0.6%**	**71,138.2**	***100.0%***
Cost of Goods Sold	(16,465.0)	*-87.9%*	(16,055.2)	*-88.9%*	2.6%	(15,752.6)	*-83.6%*	4.5%	(63,377.3)	*-89.1%*
Gross Profit	**2,264.7**	***12.1%***	**1,996.9**	***11.1%***	**13.4%**	**3,092.9**	***16.4%***	**-26.8%**	**7,760.9**	***10.9%***
Selling Expenses	(1,129.0)	*-6.0%*	(1,146.9)	*-6.4%*	-1.6%	(1,220.9)	*-6.5%*	-7.5%	(4,588.6)	*-6.5%*
General and Adm. Expenses	(595.6)	*-3.2%*	(510.8)	*-2.8%*	16.6%	(586.0)	*-3.1%*	1.6%	(2,154.0)	*-3.0%*
Net Financial Income (expense)	(376.8)	*-2.0%*	(336.9)	*-1.9%*	11.9%	(285.0)	*-1.5%*	32.2%	(1,418.8)	*-2.0%*
Equity in earnings of subsidiaries	4.0	*0.0%*	3.0	*0.0%*	32.9%	2.8	*0.0%*	42.9%	11.7	*0.0%*
Other Income (expense)	(5.2)	*0.0%*	(31.2)	*-0.2%*	-83.5%	46.1	*0.2%*	-111.2%	178.6	*0.3%*
Profit (loss) before taxes	**162.1**	***0.9%***	**(25.9)**	***-0.1%***	**-**	**1,049.9**	***5.6%***	**n.a.**	**(210.3)**	***-0.3%***
Income and social contribution taxes	(20.6)	*-0.1%*	(14.2)	*-0.1%*	45.4%	(237.6)	*-1.3%*	-91.3%	457.9	*0.6%*
Minority interest	(24.2)	*-0.1%*	(13.2)	*-0.1%*	82.8%	(47.7)	*-0.3%*	-49.3%	(16.1)	*0.0%*
Net Income (Loss)	**117.3**	***0.6%***	**(53.2)**	***-0.3%***	**-**	**764.6**	***4.1%***	**-84.7%**	**231.5**	***0.3%***
Adjusted EBITDA	**1,108.4**	***5.9%***	**902.8**	***5.0%***	**22.8%**	**1,818.4**	***9.6%***	**-39.0%**	**3,297.8**	***4.6%***
Earnings per Share	**0.05**		**-**		**-**	**0.34**		**-**	**0.10**	

NET REVENUE

In 3Q23, JBS recorded consolidated net revenue of US$18.7 billion, which represents a decrease of 1% compared to 3Q22.

For the period, approximately 75% of JBS' global sales were made in the domestic markets in which the Company operates and 25% through exports.

In the last 12 months, net revenue reached US$71.1 billion.

ADJUSTED EBITDA

In 3Q23, JBS adjusted EBITDA was US$1.1 billion, a decrease of 39%, compared to a very strong EBITDA disclosed in 3Q22, but presented an important improvement compared to the previous quarter. Adjusted EBITDA margin was 5.9%, an increase of 90bps in the quarterly comparison.

In the last 12 months, adjusted EBITDA reached U$3.3 billion, with an adjusted EBITDA margin of 4.6%.

US$ Million	3Q23	2Q23	Δ%	3Q22	Δ%	LTM 3Q23
Net income for the period (including minority interest)	**141.5**	**(40.0)**	**-**	**812.3**	**-82.6%**	**247.6**
Financial income (expense), net	376.8	336.9	11.9%	285.0	32.2%	1,418.8
Current and deferred income taxes	20.6	14.2	45.4%	237.6	-91.3%	(457.9)
Depreciation and amortization	535.9	536.7	-0.1%	464.6	15.4%	2,071.3
Equity in subsidiaries	(4.0)	(3.0)	32.9%	(2.8)	42.9%	(11.7)
(=) EBITDA	**1,070.8**	**844.7**	26.8%	**1,796.7**	-40.4%	**3,268.1**
Other income / expenses	23.4	35.4	-34.1%	(12.3)	-	63.0
Net indemnity J&F*	0.0	0.0	-	0.0	-	(93.8)
Antitrust Agreements	10.5	18.0	-41.7%	31.3	-66.5%	46.9
Donations and social projects	3.7	4.7	-20.6%	2.8	33.7%	13.5
(=) Adjusted EBITDA	**1,108.4**	**902.8**	**22.8%**	**1,818.4**	**-39.0%**	**3,297.8**

* Value Net of PIS/COFINS

4

3Q23 CONSOLIDATED RESULTS

NET FINANCIAL RESULTS

In 3Q23, the net debt financial expense was US$261 million.

US$ Million	3Q23	2Q23	Δ%	3Q22	Δ%	LTM 3Q23
Exchange rate variation	45.8	3.4	1261.1%	33.4	37.2%	80.7
Fair value adjustments on derivatives	(57.0)	15.2	-	(30.5)	87.0%	(129.9)
Interest expense[1]	(428.8)	(422.6)	1.5%	(329.6)	30.1%	(1,610.1)
Interest income[1]	77.5	79.6	-2.6%	89.0	-12.9%	290.4
Taxes, contribution, fees and others	(14.5)	(12.5)	15.9%	(47.5)	-69.6%	(50.0)
Finance income (expense)	**(376.8)**	**(336.9)**	**11.9%**	**(285.0)**	**32.2%**	**(1,418.8)**
Interest expenses from loans and financings	(285.5)	(284.6)	0.3%	(215.5)	32.4%	(1,101.0)
Interest income from investments	24.3	19.9	22.1%	19.1	27.2%	78.9
Net debt financial expense[1]	**(261.2)**	**(264.8)**	**-1.3%**	**(196.5)**	**33.0%**	**(1,022.1)**

[1]Includes interest expense on loans and financing included under passive interest, and interest on financial investments included under active interest.

NET RESULT

In 3Q23, JBS recorded a net profit of US$117.3 million

CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In 3Q23, cash flow from operating activities was US$1.3 billion, a growth of 22% compared to the previous quarter. The free cash flow, after adding property, plant and equipment, interest paid and received, was US$703 million, highlighting the improvement of the working capital of US$341 million, mainly due to the reduction in inventories and the improvement in accounts receivable.

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES

In 3Q23, the total amount of cash flow from JBS investment activities was US$375 million, with the main investment being the addition of fixed assets (CAPEX) in the same amount.

JBS
5

NET DEBT BRIDGE Net debt showed a reduction of US $ 599 million . The sequential operational improvement reflected in EBITDA, which totaled US $ 1 . 1 billion, and the improvement in working capital of US $ 341 million were more than enough to offset investments in Capex of US $ 375 million, accrued interest of US $ 270 million, biological assets of US $ 113 million and lease payments of US $ 101 million . (US$ milhões) 4.15x (1,108) 4.87x INDEBTEDNESS JBS ended the quarter with US $ 5 . 5 billion in cash and has US $ 3 . 3 billion available in revolving credit lines, without guarantees, of which US $ 2 . 9 billion is at JBS USA and US $ 450 million at JBS Brasil . Therefore, the Company's total availability is US $ 8 . 8 billion . At the close of 3 Q 23 , net debt was US $ 16 . 1 billion, a reduction of approximately US $ 600 million when compared to the closing of 2 Q 23 . JBS ended the quarter with leverage in dollars of 4 . 87 x, given the reduction in EBITDA for the period . 6 CONSOLIDATED RESULTS 3Q23 2Q23 ∆% 3Q22 ∆% Gross Debt 21,589.9 19,463.6 10.9% 17,557.8 23.0% (+) Short Term Debt 1,845.1 2,217.3 -16.8% 2,014.1 -8.4% % of the Gross Debt 9% 11% 11% 0.0% (+) Long Term Debt 19,744.9 17,246.3 14.5% 15,543.6 27.0% % of the Gross Debt 91.5% 88.6% 88.5% 0.0% (-) Cash and Equivalents 5,536.6 2,811.4 96.9% 3,082.4 79.6% Net Debt 16,053.3 16,652.2 -3.6% 14,475.4 10.9% Leverage 4.87x 4.15x 1.76x US$ Million

USD² 87.9% BRL 12.1% 13.93% p.a. 5.23% p.a. Bonds 79% Banks 13% CRA 8% SOURCE BREAKDOWN CURRENCY & COST BREAKDOWN ¹ Includes funds available in cash and revolving guaranteed credit lines from JBS USA and JBS Brazil ² Includes debts in other currencies, such as Euros and Canadian Dollars 6.28% p.a. 7 CONSOLIDATED RESULTS Proforma Debt Amortization Schedule (US$ Million)¹ PROFORMA INDEBTEDNESS 5,537 2,978 1,877 2,930 3,013 2,123 622 2,414 883 224 75 68 29 176 2,895 348 2,315 2,895 450 500 868 450 500 Cash and Equivalents Proforma Emissions Payments After 9/30/23 Until 01/31/24 Proforma Short Term 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 à 2038 2039 à 2051 2052 2053 Cash and Equivalents Revolving credit facilities USD 2.9 bn in the US Revolving credit facilities USD 450 mn in Brazil Average Term Proforma 12 yrs Average Proforma Cost 6.08% p.a . 1.285 CRA JBS Oct /2023 Due 2028/2030/ 2033/2038 Payments After 9/30/23 Until 01/31/24 65 453 200 Bond PPC Oct /2023 Due 2034 1.073 868 Tender PPC 2027 336 143 18 6 163 50 1.101 50 703 50 1.786 224 Payments ST interest

3Q23 BUSINESS UNITS

BUSINESS UNITS – IFRS US$

Million		3Q23	2Q23	Δ%	3Q22	Δ%	LTM 3Q23
Net Revenue							
Seara	US$	2,091.6	2,082.3	0.4%	2,241.7	-6.7%	8,261.5
JBS Brazil	US$	2,959.0	2,824.7	4.8%	3,093.7	-4.4%	10,847.5
JBS Beef North America	US$	5,953.2	5,810.6	2.5%	5,554.1	7.2%	22,483.8
JBS Australia	US$	1,575.2	1,509.0	4.4%	1,664.3	-5.3%	6,046.0
JBS USA Pork	US$	2,026.6	1,776.9	14.1%	2,124.9	-4.6%	7,627.5
Pilgrim's Pride	US$	4,356.4	4,304.8	1.2%	4,465.5	-2.4%	16,947.4
Others	US$	140.7	256.9	-45.2%	226.9	-38.0%	831.3
Eliminations	US$	-372.9	-513.1	-27.3%	-525.6	-29.0%	-1,907.0
Total	**US$**	**18,729.7**	**18,052.1**	**3.8%**	**18,845.5**	**-0.6%**	**71,138.2**
Adjusted EBITDA							
Seara	US$	116.1	84.8	36.9%	339.1	-65.8%	363.1
JBS Brazil	US$	99.3	136.5	-27.3%	157.3	-36.9%	357.5
JBS Beef North America	US$	103.0	87.5	17.7%	481.1	-78.6%	408.3
JBS Australia	US$	136.2	143.5	-5.1%	94.0	44.9%	396.3
JBS USA Pork	US$	209.2	78.0	168.1%	190.3	9.9%	524.0
Pilgrim's Pride	US$	449.8	375.3	19.8%	562.9	-20.1%	1,263.6
Others	US$	-4.4	-2.3	94.5%	-5.8	-23.6%	-12.6
Eliminations	US$	-0.6	-0.6	1.5%	-0.5	18.3%	-2.4
Total	**US$**	**1,108.4**	**902.8**	**22.8%**	**1,818.4**	**-39.0%**	**3,297.8**
Adjusted EBITDA Margin							
Seara	%	5.5%	4.1%	1.5 p.p.	15.1%	-9.6 p.p.	4.4%
JBS Brazil	%	3.4%	4.8%	-1.5 p.p.	5.1%	-1.7 p.p.	3.3%
JBS Beef North America	%	1.7%	1.5%	0.2 p.p.	8.7%	-6.9 p.p.	1.8%
JBS Australia	%	8.6%	9.5%	-0.9 p.p.	5.6%	3.0 p.p.	6.5%
JBS USA Pork	%	10.3%	4.4%	5.9 p.p.	9.0%	1.4 p.p.	6.9%
Pilgrim's Pride	%	10.3%	8.7%	1.6 p.p.	12.6%	-2.3 p.p.	7.5%
Others	%	-3.2%	-0.9%	-2.3 p.p.	-2.6%	-0.6 p.p.	-1.5%
Total	**%**	**5.9%**	**5.0%**	**0.9 p.p.**	**9.6%**	**-3.7 p.p.**	**4.6%**

BUSINESS UNITS – USGAAP US$

Million		3Q23	2Q23	Δ%	3Q22	Δ%	LTM 3Q23
Net Revenue							
JBS Beef North America	US$	5,953.2	5,810.5	2.5%	5,554.1	7.2%	22,483.7
JBS Australia	US$	1,575.2	1,509.0	4.4%	1,664.3	-5.4%	6,046.0
JBS USA Pork	US$	2,026.6	1,776.9	14.1%	2,125.0	-4.6%	7,627.4
Pilgrim's Pride	US$	4,360.2	4,308.1	1.2%	4,469.0	-2.4%	16,961.3
Adjusted EBITDA							
JBS Beef North America	US$	93.2	83.4	11.8%	403.1	-76.9%	266.2
JBS Australia	US$	103.6	129.5	-20.0%	59.4	74.3%	330.0
JBS USA Pork	US$	190.3	27.0	604.8%	92.7	105.3%	380.2
Pilgrim's Pride	US$	324.0	248.7	30.3%	460.5	-29.6%	787.5
Adjusted EBITDA Margin							
JBS Beef North America	%	1.6%	1.4%	0.1 p.p.	7.3%	-5.7 p.p.	1.2%
JBS Australia	%	6.6%	8.6%	-2.0 p.p.	3.6%	3.0 p.p.	5.5%
JBS USA Pork	%	9.4%	1.5%	7.9 p.p.	4.4%	5.0 p.p.	5.0%
Pilgrim's Pride	%	7.4%	5.8%	1.7 p.p.	10.3%	-2.9 p.p.	4.6%

JBS
8

3Q23 BUSINESS UNITS

SEARA

	3Q23		2Q23		Δ%	3Q22		Δ%	LTM 3Q23	
IFRS - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**
Net Revenue	**2,091.6**	***100.0%***	**2,082.3**	***100.0%***	**0.4%**	**2,241.7**	***100.0%***	**-6.7%**	**8,261.5**	***100.0%***
Cost of Goods Sold	(1,765.0)	-84%	(1,780.8)	-86%	-0.9%	(1,673.4)	-75%	5.5%	(7,067.8)	-86%
Gross Profit	326.5	16%	301.5	14%	8.3%	568.2	25%	-42.5%	1,193.7	14%
Adjusted EBITDA	**116.1**	***5.5%***	**84.8**	***4.1%***	**36.9%**	**339.1**	***15.1%***	**-65.8%**	**363.1**	***4.4%***

In 3Q23, Seara recorded net revenue of US$2.1 billion, a decrease of 7% compared to 3Q22, as a reflection of lower net revenues from exports. Adjusted EBITDA reached US$116 million, with a 5.5% EBITDA margin, which continued to be pressured by the global oversupply of poultry in the annual comparison. On the other hand, there is a sequential improvement, as a result of lower production costs and greater operational efficiency.

In the export market, net revenue in dollars was US$1 billion, which represents a decrease of 14% compared to 3Q22, given the lower average prices in dollars of 18% y/y, but it was partially offset by 4% growth in volumes sold. As previously mentioned, the lower prices were a result of global poultry oversupply which impacted dollar prices.

Domestic market sales totaled R$5.1 billion, 5%lower compared to 3Q22. The chicken oversupply pressured the capacity to increase prices in the domestic market, especially at the beginning of the quarter. However, a sequential improvement was observed throughout the quarter as a result of the beginning of the reduction in poultry supply from August onwards.

In October, Seara inaugurated the industrial complex located in the city Rolândia (PR). The industrial complex will allow Seara to advance its expansion strategy into branded value-added products, particularly in chicken breaded products and hot dogs segments. The new plants will be the most automated at Seara and amongst the most modern at JBS worldwide.

Investments in the Seara brand continue to bring positive results for the Company. In addition to consolidating itself as the most present brand in Brazilian homes in several categories, it was also the brand that grew the most in penetration and repurchase between 3Q22 and 3Q23.


Seara
Doriana

JBS
9

Note : On March 1 , 2020 , through a corporate restructuring process, Swift stores were transferred to the direct subsidiary Seara Alimentos . Although the Swift stores are part of the corporate structure of Seara Alimentos, for the purposes of analysis and presentation of results, the Company's Management decided to allocate Swift's results to the JBS Brasil operating segment . In 3 Q 23 , JBS Brasil recorded net revenue of US $ 3 . 0 billion, 4 % lower compared to the previous year, but with a 5 % growth in the quarterly comparison . In the export market, net revenue in dollars from in natura beef decreased by 10 % when compared to 3 Q 22 , as a result of lower beef export prices, mainly to China . Therefore, according to Brazil’s Foreign Trade Bureau ( Secex ), export prices went from approximately US $ 6 , 200 per ton in 3 Q 22 to US $ 4 , 600 per ton in 3 Q 23 . In the domestic market, revenue in the in natura beef category grew 3 % year - on - year, impacted by the sales volume increase . This growth is attributed to the greater availability of animals for processing, higher demand driven by falling retail prices, and the continued focus on commercial execution . EBITDA totaled US $ 99 million, with an EBITDA margin of 3 . 4 % in 3 Q 23 . According to data published by CEPEA - ESALQ, the live cattle price in the quarter was around $ 227 /arroba, lower 27 % compared to the same period of the previous year . Hence, despite better cost, profitability was pressured by the worsening in export prices, as mentioned previously . In a survey carried out by the Datafolha Institute in thousands of Brazilian homes, the Friboi brand was once again Top of Mind, that is, the most remembered and preferred brand by the Brazilian consumer . Friboi won the meat category for the fourth time and consolidated itself as the absolute leader . JBS BRASIL 10 BUSINESS UNITS IFRS - US$ Million ∆% ∆% IFRS - US$ Million US$ % NR US$ % NR QoQ US$ % NR YoY US$ % NR Net Revenue 2,959.0 100.0% 2,824.7 100.0% 4.8% 3,093.7 100.0% -4.4% 10,847.5 100.0% Cost of Goods Sold (2,508.1) -85% (2,393.9) -85% 4.8% (2,581.3) -83% -2.8% (9,292.4) -86% Gross Profit 450.9 15% 430.9 15% 4.7% 512.4 17% -12.0% 1,555.2 14% Adjusted EBITDA 99.3 3.4% 136.5 4.8% -27.3% 157.3 5.1% -36.9% 357.5 3.3% 3Q23 2Q23 3Q22 LTM 3Q23

3Q23 BUSINESS UNITS

JBS BEEF NORTH AMERICA

	3Q23		2Q23		Δ%	3Q22		Δ%	LTM 3Q23	
IFRS - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**
Net Revenue	**5,953.2**	***100.0%***	**5,810.6**	***100.0%***	**2.5%**	**5,554.1**	***100.0%***	**7.2%**	**22,483.8**	***100.0%***
Cost of Goods Sold	(5,589.9)	-94%	(5,480.9)	-94%	2.0%	(4,776.4)	-86%	17.0%	(21,028.4)	-94%
Gross Profit	363.3	6%	329.7	6%	10.2%	777.7	14%	-53.3%	1,455.4	6%
Adjusted EBITDA	**103.0**	***1.7%***	**87.5**	***1.5%***	**17.7%**	**481.1**	***8.7%***	**-78.6%**	**408.3**	***1.8%***

	3Q23		2Q23		Δ%	3Q22		Δ%	LTM 3Q23	
USGAAP[1] - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**
Net Revenue	**5,953.2**	***100.0%***	**5,810.5**	***100.0%***	**2.5%**	**5,554.1**	***100.0%***	**7.2%**	**22,483.7**	***100.0%***
Cost of Goods Sold	(5,796.3)	-97%	(5,693.8)	-98%	1.8%	(5,094.9)	-92%	13.8%	(22,028.2)	-98%
Gross Profit	156.9	3%	116.7	2%	34.4%	459.2	8%	-65.8%	455.5	2%
Adjusted EBIT	**49.3**	***0.8%***	**41.7**	***0.7%***	**18.2%**	**362.9**	***6.5%***	**-86.4%**	**92.1**	***0.4%***
Adjusted EBITDA	**93.2**	***1.6%***	**83.4**	***1.4%***	**11.8%**	**403.1**	***7.3%***	**-76.9%**	**266.2**	***1.2%***

In IFRS and reais, net revenue in 3Q23 was US$6.0 billion, stable compared to 3Q22, with US$103 million of adjusted EBITDA, and an adjusted EBITDA margin of 1.7%. These results include the impact of the 7% appreciation in the average exchange rate, which went from R$5.25 in 3Q22 to R$4.88 in 3Q23.

In US GAAP and US$, net revenue was US$5.9 billion, an increase of 7% compared to 3Q22 and adjusted EBITDA was US$93 million, with a margin of 1.6%.

During the quarter, beef margins in North America suffered a material impact compared to the previous year, as a result of changes in market conditions due to the turn of the cattle cycle in that region, reducing the availability of animals for processing and therefore increasing cost. In the quarter, according to the USDA, live cattle prices remained at high levels, growing 28% y/y in 3Q23 to US$184/cwt, while wholesale beef prices grew 18% y/y in the same period. On the other hand, the sequential improvement in profitability was a reflection of the Company's efforts to improve commercial and operational performance, already capturing gains on several fronts.

Year to date, US beef exports fell 19% y/y, according to the USDA, mainly due to restricted supply combined with lower Asian demand. The top 3 US destinations continue to be South Korea, Japan and China.

grass run farms
100% grass fed beef

ASPEN RIDGE
NATURAL ANGUS BEEF


100% GRASS FED


100%
GROUND BEEF

[1]The difference in JBS Beef North America's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different inventory accounting criteria: in IFRS, inventories are accounted for at average cost, while in US GAAP they are marked to market. Volume and price calculations do not consider the impact of acquisitions.

JBS
11

3Q23 BUSINESS UNITS

JBS AUSTRALIA

IFRS - US$ Million	3Q23 US$	3Q23 % NR	2Q23 US$	2Q23 % NR	Δ% QoQ	3Q22 US$	3Q22 % NR	Δ% YoY	LTM 3Q23 US$	LTM 3Q23 % NR
Net Revenue	**1,575.2**	***100.0%***	**1,509.1**	***100.0%***	**4.4%**	**1,664.3**	***100.0%***	**-5.4%**	**6,046.0**	***100.0%***
Cost of Goods Sold	(1,344.5)	-85%	(1,287.0)	-85%	4.5%	(1,477.3)	-89%	-9.0%	(5,322.1)	-88%
Gross Profit	230.7	15%	222.0	15%	4.0%	187.0	11%	23.4%	723.9	12%
Adjusted EBITDA	**136.2**	***8.6%***	**143.5**	***9.5%***	**-5.1%**	**94.0**	***5.6%***	**44.9%**	**396.3**	***6.6%***

USGAAP[1] - US$ Million	3Q23 US$	3Q23 % NR	2Q23 US$	2Q23 % NR	Δ% QoQ	3Q22 US$	3Q22 % NR	Δ% YoY	LTM 3Q23 US$	LTM 3Q23 % NR
Net Revenue	**1,575.2**	***100.0%***	**1,509.0**	***100.0%***	**4.4%**	**1,664.3**	***100.0%***	**-5.4%**	**6,046.0**	***100.0%***
Cost of Goods Sold	(1,448.6)	-92%	(1,363.8)	-90%	6.2%	(1,579.0)	-95%	-8.3%	(5,650.3)	-93%
Gross Profit	126.6	8%	145.2	10%	-12.8%	85.3	5%	48.5%	395.7	7%
Adjusted EBIT	**82.1**	***5.2%***	**107.3**	***7.1%***	**-23.5%**	**39.0**	***2.3%***	**110.4%**	**234.9**	***3.9%***
Adjusted EBITDA	**103.6**	***6.6%***	**129.5**	***8.6%***	**-20.0%**	**59.4**	***3.6%***	**74.3%**	**330.0**	***5.5%***

Considering the results in IFRS and reais, net revenue in 3Q23 was US$1.6 billion (-5.3% y/y) and adjusted EBITDA was US$136 million, with 8.6% EBITDA margin. These results include the impact of the 7% appreciation in the average exchange rate, which went from R$5.25 in 3Q22 to R$4.88 in 3Q23.

In USGAAP and US$, net revenue was US$1.6 billion (-5% y/y) in 3Q23. The 11% growth in volume sold was offset by a price decrease of the same magnitude. In the quarter, adjusted EBITDA was US$104 million in 3Q23, with 6.6% EBITDA margin.

Volumes from the beef business grew 13% compared to 3Q22, given the growth in sales in both the domestic and export markets. The improvement in the EBITDA margin reflects the lower purchase price of cattle, given the greater availability of animals due to the more favorable cycle. According to MLA (Meat & Livestock Australia), the price of live cattle in Australia decreased 49% year-on-year in 3Q23.

The aquaculture business continues to grow its volumes sold, positively impacted by greater demand in the export market.

Net revenue from the pork business continues to grow as a reflection of the herd health improvement program, positively impacting sales and profitability.

Primo, the prepared foods unit, recorded a 5% increase in average prices, but this was offset by lower volumes sold, as a result of weaker demand.


Primo
champagne
Chorizo

[1]The difference in JBS Australia's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria for biological assets, in IFRS they are marked to market, while in USGAAP they are at average cost. Volume and price calculations do not consider the impact of acquisitions.

12

JBS USA PORK ¹The difference in JBS USA Pork's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1 Q 19 and different accounting criteria . In IFRS, biological assets are marked to market and inventories are carried at average cost, while in USGAAP, biological assets are held at average cost and inventories are carried at average cost . Volume and price calculations do not consider the impact of acquisitions . In IFRS and US $ , net revenue in 3 Q 23 was US $ 2 billion, 5 % lower than 3 Q 22 and adjusted EBITDA was R $ 209 million, with an adjusted EBITDA margin of 10 . 3% . These results include the impact of the 7 % appreciation in the average exchange rate, which went from R $ 5 . 25 in 3 Q 22 to R $ 4 . 88 in 3 Q 23 . In USGAAP and US $ , net revenue was US $ 2 billion, a decrease of 4 . 6 % compared to 3 Q 22 , with adjusted EBITDA of US $ 190 million and a margin of 9 . 4% . The main difference this quarter between EBITDA in USGAAP and IFRS was due to the impact of the accounting of leasing adjustments . In the domestic market, wholesale pork prices fell approximately 7 % y/y in 3 Q 23 , reflecting the reduction in industry inventory levels . On the other hand, in the export market, USDA data accumulated for the year indicate an increase in pork exports by 12% , especially to Mexico and Canada . Moreover, the improvement in profitability is the result of : ( i ) lower grain costs ( - 24 % y/y), which positively impacts the Company's verticalized operation ; (ii) a decrease of pork prices ( - 18 % y/y), positively impacting the non verticalized operation ; and (iii) continuous efforts aimed at expanding the value - added portfolio and improving commercial and operational execution . 13 BUSINESS UNITS USGAAP¹ - US$ Million ∆% ∆% USGAAP¹ - US$ Million US$ % NR US$ % NR QoQ US$ % NR YoY US$ % NR Net Revenue 2,026.6 100.0% 1,776.9 100.0% 14.1% 2,125.0 100.0% -4.6% 7,627.4 100.0% Cost of Goods Sold (1,841.0) -91% (1,750.0) -98% 5.2% (2,025.5) -95% -9.1% (7,236.4) -95% Gross Profit 185.6 9% 26.9 2% 590.5% 99.5 5% 86.5% 391.0 5% Adjusted EBIT 152.1 7.5% (11.1) -0.6% - 59.9 2.8% 153.9% 235.1 3.1% Adjusted EBITDA 190.3 9.4% 27.0 1.5% 604.8% 92.7 4.4% 105.3% 380.2 5.0% LTM 3Q233Q23 2Q23 3Q22 IFRS - US$ Million ∆% ∆% IFRS - US$ Million US$ % NR US$ % NR QoQ US$ % NR YoY US$ % NR Net Revenue 2,026.6 100.0% 1,776.9 100.0% 14.1% 2,125.0 100.0% -4.6% 7,627.5 100.0% Cost of Goods Sold (1,715.3) -85% (1,580.4) -89% 8.5% (1,815.3) -85% -5.5% (6,623.1) -87% Gross Profit 311.3 15% 196.5 11% 58.4% 309.6 15% 0.5% 1,004.4 13% Adjusted EBITDA 209.2 10.3% 78.0 4.4% 168.1% 190.3 9.0% 9.9% 524.0 6.9% LTM 3Q233Q23 2Q23 3Q22

3Q23 BUSINESS UNITS

PILGRIM'S PRIDE CORPORATION

IFRS - US$ Million	3Q23		2Q23		Δ%	3Q22		Δ%	LTM 3Q23	
	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR
Net Revenue	**4,356.4**	***100.0%***	**4,304.8**	***100.0%***	**1.2%**	**4,465.5**	***100.0%***	**-2.4%**	**16,947.4**	***100.0%***
Cost of Goods Sold	(3,791.7)	-87%	(3,806.3)	-88%	-0.4%	(3,742.1)	-84%	1.3%	(15,185.8)	-90%
Gross Profit	564.7	13%	498.5	12%	13.3%	723.4	16%	-21.9%	1,761.6	10%
Adjusted EBITDA	**449.8**	***10.3%***	**375.3**	***8.7%***	**19.8%**	**562.9**	***12.6%***	**-20.1%**	**1,263.6**	***7.5%***

USGAAP[1] - US$ Million	3Q23		2Q23		Δ%	3Q22		Δ%	LTM 3Q23	
	US$	% NR	US$	% NR	QoQ	US$	% NR	YoY	US$	% NR
Net Revenue	**4,360.2**	***100.0%***	**4,308.1**	***100.0%***	**1.2%**	**4,469.0**	***100.0%***	**-2.4%**	**16,961.3**	***100.0%***
Cost of Goods Sold	(4,014.3)	-92%	(4,029.7)	-94%	-0.4%	(3,971.7)	-89%	1.1%	(16,068.1)	-95%
Gross Profit	345.9	8%	278.4	6%	24.2%	497.3	11%	-30.4%	893.1	5%
Adjusted EBIT	**219.7**	***5.0%***	**143.9**	***3.3%***	**52.7%**	**361.5**	***8.1%***	**-39.2%**	**378.0**	***2.2%***
Adjusted EBITDA	**324.0**	***7.4%***	**248.7**	***5.8%***	**30.3%**	**460.5**	***10.3%***	**-29.6%**	**787.5**	***4.6%***

Considering the results in IFRS, PPC presented net revenue of US$4.4 billion in 3Q23 and adjusted EBITDA of US$450 million, with an EBITDA margin of 10.3%. These results include the impact of the 7% appreciation of the average exchange rate, which went from R$5.25 in 3Q22 to R$4.88 in 3Q23.

In US GAAP and US$, PPC net revenue in 3Q23 was US$4.4 billion, 2% lower than in 3Q22, and adjusted EBITDA was US$324 million with a margin of 7.4%.

All regions improved margins compared to the previous quarter, as a result of the operational excellence programs, continued partnership with Key Customers and increased diversification through a branded and value-added portfolio.

In the United States, the sequential improvement in margins is a result of the intense focus on operational excellence, improved service levels with key customers and expansion of the portfolio of value-added and branded products. Poultry cuts that are used as raw material (Big Bird) still face a challenging scenario, but market fundamentals have already managed to improve.

Mexico recorded a strong result in the quarter, with continued improvement in the live chicken operation, lower grain prices and a favorable exchange rate impact. Additionally, the greater balance of supply and demand, as well as the expansion of the offering of value-added and branded products, contributed positively to increase profitability.

In Europe, the positive path of margin growth was impacted by the continuous optimization of operations, cost recovery efforts, consolidation of back-office activities and growth of partnerships with key customers.

Pilgrim's®



[1]The difference in EBITDA between PPC's IFRS and USGAAP results, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different criteria for accounting for the amortization of parent birds: in IFRS, the amortization of the asset biological, due to its longer term nature, is considered an expense subject to adjustment in EBITDA, while in USGAAP the amortization of biological assets is recorded in the Cost of Product Sold and is not adjusted in EBITDA.

JBS
14

3.1 2.7 2.3 2.8 3.0 3Q22 4Q22 1Q23 2Q23 3Q23 Net Revenue (billions) EBITDA ( millions ) and % EBITDA JBS Brasil (IFRS - US$) 2.2 2.1 2.0 2.1 2.1 3Q22 4Q22 1Q23 2Q23 3Q23 Net Revenue (billions) EBITDA ( millions ) and % EBITDA Seara (IFRS - US$) 461 63 152 249 324 10.3% 1.5% 3.6% 5.8% 7.4% 3Q22 4Q22 1Q23 2Q23 3Q23 4.5 4.1 4.2 4.3 4.4 3Q22 4Q22 1Q23 2Q23 3Q23 Net Revenue (billions) EBITDA ( millions ) and % EBITDA Pilgrim's Pride (USGAAP - US$) Net Revenue (billions) JBS USA Pork (USGAAP - US$) 93 97 66 27 190 4.4% 4.8% 3.7% 1.5% 9.4% 3Q22 4Q22 1Q23 2Q23 3Q23 2.1 2.0 1.8 1.8 2.0 3Q22 4Q22 1Q23 2Q23 3Q23 Net Revenue (billions) EBITDA ( millions ) and % EBITDA 1.7 1.6 1.4 1.5 1.6 3Q22 4Q22 1Q23 2Q23 3Q23 JBS Australia (USGAAP - US$) 403 113 - 23 83 93 7.3% 2.1% - 0.4% 1.4% 1.6% 3Q22 4Q22 1Q23 2Q23 3Q23 Net Revenue (billions) EBITDA ( millions ) and % EBITDA 5.6 5.5 5.3 5.8 6.0 3Q22 4Q22 1Q23 2Q23 3Q23 JBS Beef North America (USGAAP - US$) 339 134 28 85 116 15.1% 6.4% 1.4% 4.1% 5.5% 3Q22 4Q22 1Q23 2Q23 3Q23 157 65 57 136 99 5.1% 2.4% 2.4% 4.8% 3.4% 3Q22 4Q22 1Q23 2Q23 3Q23 59 78 19 130 104 3.6% 5.0% 1.3% 8.6% 6.6% 3Q22 4Q22 1Q23 2Q23 3Q23 15 BUSINESS UNITS EBITDA ( millions ) and % EBITDA Net Revenue (billions) EBITDA ( millions ) and % EBITDA 18.8 17.7 16.7 18.1 18.7 3Q22 4Q22 1Q23 2Q23 3Q23 Consolidated (IFRS - US$) 1,818 870 416 903 1,108 9.6% 4.9% 2.5% 5.0% 5.9% 3T22 4T22 1T23 2T23 3T23

ATTACHED TABLES AND GRAPHICS

GRAPHIC 1 | **JBS EXPORTS IN 3Q23 AND 3Q22**


3Q23
US$
4.8 billions
Greater China¹
26.5%
USA
12.5%
Africa &
Middle East
11.6%
Japan
8.0%
South
Korea
7.7%
E.U.
6.8%
Others
26.9%
-9.7%
3Q22
US$
5.4 billions
Greater China¹
28.1%
Africa &
Middle East
12.2%
Japan
10.1%
USA
9.2%
South
Korea
8.1%
E.U.
5.8%
Others
26.6%

Note 1. Considers China and Hong Kong

TABLE 1 | **CAPEX**

	3Q23		2Q23		Δ%	3Q22		Δ%	LTM 3Q23	
US$ Million	**US$**	**% CAPEX**	**US$**	**% CAPEX**	**QoQ**	**US$**	**% CAPEX**	**YoY**	**US$**	**% CAPEX**
Total Capex	**375.5**	***100.0%***	**394.0**	***100.0%***	**13.5%**	**565.5**	***100.0%***	**-25.8%**	**1,754.9**	***100.0%***
Expansion	180.2	48%	191.6	49%	0.2%	286.1	51%	-36.4%	919.7	52%
Maintenance	195.3	52%	202.4	51%	29.9%	279.4	49%	-12.0%	835.2	48%

TABLE 2 | **COGS BREAKDOWN**

3Q23 (%)	Consolidated	JBS Brazil	Seara	JBS Beef North America	JBS Australia	JBS USA Pork	PPC
Raw material (livestock)	75.7%	87.2%	68.3%	85.8%	75.3%	73.1%	52.7%
Processing (including ingredients and packaging)	13.0%	5.2%	20.5%	5.7%	8.1%	13.3%	30.8%
Labor Cost	11.3%	7.6%	11.1%	8.6%	16.7%	13.6%	16.5%

16

17 BALANCE SHEET FINANCIAL STATEMENTS In million of American Dollars - US$ Current Assets 09/30/23 12/31/22 Cash and cash equivalents 5,350 2,526 Margin cash 187 130 Trade accounts receivable 3,286 3,878 Inventories 5,303 5,394 Biological assets 1,679 1,861 Recoverable taxes 891 1,022 Derivative assets 155 85 Other current assets 373 320 TOTAL CURRENT ASSETS 17,224 15,216 Non-Current Assets 09/30/23 12/31/22 Recoverable taxes 1,622 1,757 Biological assets 535 502 Related party receivables 195 182 Deferred income taxes 809 606 Derivative assets 75 24 Other non-current assets 237 214 3,474 3,285 Investments equity-accounted investees 62 57 Property, plant and equipment 12,498 11,915 Right of use asset 1,730 1,605 Intangible assets 1,918 1,979 Goodwill 5,933 5,829 - TOTAL NON-CURRENT ASSETS 25,614 24,670 TOTAL ASSETS 42,838 39,886 Consolidated

18 BALANCE SHEET FINANCIAL STATEMENTS In million of American Dollars - US$ Current Liabilities 09/30/23 12/31/22 Trade accounts payable 5,025 5,943 Supply chain finance 714 589 Loans and financing 1,845 1,577 Income taxes 32 91 Other taxes payable 135 139 Accrued payroll and social charges 1,206 1,198 Lease liabilities 349 343 Dividends payable 0 0 Provision for legal proceedings 126 174 Derivative liabilities 204 107 Other current liabilities 519 410 TOTAL CURRENT LIABILITIES 10,155 10,572 Non-Current Liabilities 09/30/23 12/31/22 Loans and financing 19,745 16,123 Income and other taxes payable 105 116 Payroll and social charges 482 456 Lease liabilities 1,508 1,379 Deferred income taxes 1,333 1,363 Provision for legal proceedings 314 253 Other non-current liabilities 105 77 TOTAL NON-CURRENT LIABILITIES 23,593 19,768 Equity 09/30/23 12/31/22 Share capital - common shares 13,178 13,178 Capital reserve (188) (193) Other reserves (36) (35) Profit reserves 4,300 4,300 Accumulated other comprehensive income (8,164) (8,349) Accumulated losses (663) - Attributable to company shareholders 8,427 8,900 Attributable to non-controlling interest 663 646 TOTAL EQUITY 9,090 9,546 TOTAL LIABILITIES AND EQUITY 42,838 39,886 Consolidated

19 INCOME STATEMENT FINANCIAL STATEMENTS In million of American Dollars - US$ 3Q23 3Q22 NET REVENUE 18,730 18,845 Cost of sales (16,465) (15,753) GROSS PROFIT 2,265 3,093 General and administrative expenses (596) (586) Selling expenses (1,129) (1,221) Other expenses (23) (16) Other income 18 63 OPERATING EXPENSES (1,730) (1,761) OPERATING PROFIT 535 1,332 Finance income 123 122 Finance expense (500) (407) NET FINANCE EXPENSE (377) (285) Share of profit of equity-accounted investees, net of tax 4 3 PROFIT (LOSS) TAXES 162 1,050 Current income taxes (98) (251) Deferred income taxes 77 13 (21) (238) NET INCOME 142 812 ATTRIBUTABLE TO: Company shareholders 117 765 Non-controlling interest 24 48 142 812 Basic earnings per share - common shares (R$) 0.05 0.34 Consolidated

20 CASH FLOW STATEMENT FINANCIAL STATEMENTS In million of American Dollars - US$ Cash flow 3Q23 3Q22 Net Income (loss) 142 812 Adjustments for: Depreciation and amortization 536 465 Allowance for doubtful accounts 3 6 Share of profit of equity-accounted investees (4) (3) (Gain) loss on assets sales 2 (7) Taxes expense 21 238 Finance expense (income), net 377 285 Share-based compensation 2 2 Provisions 44 7 Impairment of Goodwill and property, plant and equipment 0 - Estimated losses for realizable value of inventories (15) (6) Fair value (market to market) of biological assets (10) (3) Acordos Antitruste 11 31 1,108 1,827 Changes in assets and liabilities: - - Trade accounts receivable 222 (50) Inventories 97 (225) Recoverable taxes 47 (238) Other current and non-current assets (53) 62 Biological assets (113) (200) Trade accounts payable and supply chain finance (15) 278 Tax payable in installments (8) (19) Other current and non-current liabilities 50 167 Income taxes paid 17 (266) DOJ and Antitrust agreements payment (60) - Changes in operating assets and liabilities 185 (490) - - Cash provided by (used in) operating activities 1,293 1,337 - Interest paid (249) (212) Interest received 34 56 - Cash net of interest provided by (used in) operating activities 1,078 1,180 Cash flow from investing activities Purchases of property, plant and equipment (375) (566) Purchases and disposables of intangible assets (4) (1) Proceeds from sale of property, plant and equipment 3 15 Acquisitions, net of cash acquired (2) (5) Dividends received 3 - Related party transactions 0 0 Other (0) 7 - - Cash provided by (used in) investing activities (374) (550) Cash flow from financing activities Proceeds from loans and financings 3,955 2,037 Payments of loans and financings (1,806) (3,090) Payments of lease (101) (106) Derivative instruments received (Settled) (12) (2) Dividends paid - - Dividends paid to non-controlling interest (0) - Margin cash 11 16 PPC share repurchase - (73) Purchase of treasury shares - - Disposal of treasury shares - - - - Cash used in financing activities 2,047 (1,219) Effect of exchange rate changes on cash and cash equivalents 128 81 - - Net change in cash and cash equivalents 2,879 (508) Cash and cash equivalents at the beggining of period 2,610 3,682 Cash and cash equivalents at the end of period 5,489 3,175 Consolidated

DISCLAIMER We make statements about future events that are subject to risks and uncertainties . Such statements are based on the beliefs and assumptions of our Management and information to which the Company currently has access . Statements about future events include information about our current intentions, beliefs or expectations, as well as those of the members of the Company's Board of Directors and Officers . Disclaimers with respect to forward - looking statements and information also include information on possible or presumed operating results, as well as statements that are preceded, followed or that include the words "believe,“ "may," "will," "continue," “expects,“ "predicts," "intends," "plans," "estimates," or similar expressions . Forward - looking statements and information are not guarantees of performance . They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur . Future results and shareholder value creation may differ materially from those expressed or implied by the forward - looking statements . Many of the factors that will determine these results and values are beyond our ability to control or predict 21